Exhibit 99.2

JBS S.A.

CNPJ/MF No. 02.916.265/0001-60

NIRE 35.300.330.587

Publicly-held company

Summary of Resolutions – Extraordinary General Meeting held on May 23, 2025

JBS S.A. (“JBS S.A.” or “Company”) – B3: JBSS3; OTCQX: JBSAY), pursuant to Article 33, III of CVM Resolution No. 80, of March 29, 2022, as amended, informs that the shareholders present at the Company’s Extraordinary General Meeting held on this date (“EGM”) resolved:

(a) To approve, by majority vote, the ratification of the hiring of KPMG to prepare the Appraisal Report;

(b) To approve, by majority vote, the Appraisal Report;

(c) To approve, by majority vote, the Protocol and Justification;

(d) To approve, by majority vote, the Merger of Shares, in the context of the Dual Listing;

(e) To approve, by a majority of valid votes of the holders of outstanding shares, the non-listing, due to a legal impediment, of JBS N.V. on the Novo Mercado, pursuant to the sole paragraph of article 46 of B3’s Novo Mercado Regulation, as a result of which JBS S.A. will cease its shares traded on B3;

(f) To approve, by majority vote, the authorization for the management of the Company to take all necessary measures to implement the resolutions approved at the EGM; and

(g) To approve, by majority vote, the declaration of dividends in the amounts of R$1.00 (one real) per share (“Cash Dividend”).

São Paulo/SP, May 23, 2025.

Guilherme Perboyre Cavalcanti

Investor Relations Officer